SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR JANUARY 2007


Ryanair, Europe's largest low fares airline, today (19th Feb) released its customer service statistics for January 2007. Ryanair is committed to publishing customer service statistics each month which again this month confirm that Ryanair is No. 1 for Customer Service.

   -89% of all Ryanair's 23,000 plus flights during January arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003, 2004, 2005, 2006 and so far in 2007

   -Complaints of less than 1 (0.39) complaint per 1000 passengers.

   -Mislaid baggage of less than 1 (0.53) mislaid bag per 1000 passengers.


CUSTOMER SERVICE STATISTICS JANUARY                     2006     2007

On-time flights                                         89%      89%

Complaints per 1 000 pax                                0.34     0.39

Baggage complaints per 1 000 pax                        0.80     0.53

Complaints answered with 7 days                         99%      99%


Ends:                         Monday 19th February 2007


For further information:

Peter Sherrard - Ryanair             Robert Marshall - Murray Consultants
Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  19 February, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director